                               ANGELA M. DOWD
                               of Loeb & Loeb LLP

                               345 Park Avenue              DIRECT  212.407.4097
                               New York NY 10154-1895       MAIN    212.407.4000
                                                            FAX     646.514.2919
                                                            adowd@loeb.com

                               Via EDGAR

March 27, 2007

John Reynolds
Assistant Director
Securities and Exchange Commission
150 F Street, NE
Washington, DC 20549

Re:     Vector Intersect Security Acquisition Corp.
        Amendment No. 7 to Form S-1 Registration Statement
        File No. 333-127644
        --------------------------------------------------

Dear Mr. Reynolds:

On behalf of our client, Vector Intersect Security Acquisition Corp., a Delaware
corporation (the "Company"), we transmit herewith for filing with the Securities and Exchange Commission (the "Commission") one complete electronic version of
Amendment No. 8 ("Amendment No. 8") to the Company's Registration Statement on
Form S-1 (No. 333-127644) (the "Registration Statement"), including one complete electronic version of the exhibits filed therewith. By overnight courier, we are transmitting three marked copies of the above referenced filing to reflect revisions from the prior submission.

Amendment No. 8 responds to the verbal comments provided by the Commission's
Staff (the "Staff") on or about March 20, 2007. Revisions to the Registration
Statement have been made on pages 8, 22,49 and 73 of the prospectus contained therein (the "Prospectus") in response to the Staff's comments. In addition, the disclosure in the Registration Statement has been revised to disclose that a business combination may not be consummated by the Company if the holders of 20%
or more of the Company's common stock sold in its initial public offering choose to redeem their shares for a pro-rata portion of the Company's trust account.
The Prospectus previously provided that the Company would not be permitted to consummate a business combination if the holders of 30% or more of the Company's common stock sold in its initial public offering chose to redeem their shares for a pro-rata portion of the Company's trust account. Risk factors relating to the 30% redemption amount have been deleted from page 21.

The Company hereby acknowledges and undertakes to comply with the requirements of Rules 460 and 461 under the Securities Act with respect to requests for acceleration of effectiveness of the Registration Statement.

                                                                   John Reynolds
                                                                  March 27, 2007
                                                                          Page 2

Should any member of the Staff have any questions or comments concerning this filing or the materials transmitted herewith, or desire any further information or clarification in respect of Amendment No. 8, please do not hesitate to contact the undersigned at (212) 407-4097 or Giovanni Caruso at (212) 407-4866.

Very truly yours,

/s/ Angela M. Dowd

Angela M. Dowd
of Loeb & Loeb LLP